Exhibit 99.2

AVIANCA DISCLOSES TOTAL REVENUE AND OPERATING RESULTS INFORMATION FOR Q1

2020, BASED ON MANAGEMENT INFORMATION

BOGOTÁ, Colombia, May 15, 2020 – Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) informs that:

Avianca Holdings S.A. and its affiliates (the “Company” or “Avianca”), and the airline industry as a whole, have been seriously affected by the COVID-19 pandemic and the resulting government-mandated air travel restrictions.

This situation has had an unprecedented impact in the Company’s operations and, in order to preserve and reorganize the Company’s businesses, on May 10, 2020, Avianca Holdings S.A. and certain of its subsidiaries and affiliates have filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. On such date, Avianca also decided to commence a voluntary liquidation of Avianca Peru S.A.

The Company applies International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board. The IFRS’ Conceptual Framework for Financial Reporting framework sets forth that: “Financial statements are normally prepared on the assumption that the reporting entity is a going concern and will continue in operation for the foreseeable future. Hence, it is assumed that the entity has neither the intention nor the need to enter liquidation or to cease trading. If such an intention or need exists, the financial statements may have to be prepared on a different basis. If so, the financial statements describe the basis used.”

The Company’s decision to voluntarily file for Chapter 11 of the of the United States Bankruptcy Code and to wind-down its operations in Peru, require a strict scrutiny of the basis that need to be used in respect of each of the Companies, and consequently on its consolidated financial statements.

Additionally, for purposes of the disclosure of financial information for the first quarter of 2020, and taking into account the unprecedented impact -which to a large extent remains undetermined- of COVID-19 on the Company and the airline industry as a whole, it is necessary to asses on a wider scope certain measurements that are not usually taken account for quarterly information, such as, among others:

•	Goodwill

•	Assets with an undefined useful life

•	Property and Equipment

•	Assets available for sale

•	Accounts receivable

•	Provisions for the conditions of return of aircrafts

•	Depreciation of assets for general use

•	Reasonable value of assets

•	Employee benefits

These measurements involve a high decree of estimation, that requires information which may reasonably be considered to be an accurate representation of the overall conditions on the measurement date, pursuant to the IFRS conceptual framework.

Specifically, given the global effect of the pandemic on air travel and the resulting industry volatility, we do not believe we currently have updated reliable estimates regarding the market value of our aircraft. Additionally, at present the process of how the different governments will reopen their airspace is unclear and not foreseeable, as is the possible future behavior of air traffic demand. This uncertainty has a significant impact on the valuation scenarios used to determine the value-in-use of our long term assets.

Consequently, as of the date of this report, it is not possible to determine the reasonable value, nor the value-in-use of our long term assets. These two elements are indispensable for purposes of measuring impairments. The implicit uncertainty levels for these calculations are significant enough that such estimations may be worthless as of this date, and therefore it is not possible to satisfy the quality standards set forth in the applicable regulation, that requires that financial information must accurately represent the phenomena which it intends to represent, and that it must be complete, neutral and free of errors.

However, the Company is assessing the appropriate disclosure that would allow the user of the financial information to learn about the impact, or probable impact of the developments that took place over the past week -all of which occurred after the first quarter – and must be included in the notes to the financial statements in order to assist in their review and understanding. An example of this is the voluntary liquidation of Avianca Peru, where it is now necessary to evaluate such assets as a “discontinued operation”, which will require the valuation of its assets and liabilities, and the effect on other companies in the corporate group in terms of intercompany balances and receivables.

Based on the above, the Company will report its financial statements as of and for the quarter ended March 31, 2020, on or before June 15, 2020. The Company reconfirms its commitment with the market and its investors, in connection with the preparation and disclosure of its financials for the first quarter 2020, that are also subject to review by our external auditors.

Below you will find management information relating to total revenue and operating results for the first quarter, in advance of the final financial statements:

The following table shows operating statistics for passenger flights during the month of March 2020 and for the first quarter:

Operating Statistics	Mar-20	Mar-19	Δ Y/Y		Q1 2020	Q1 2019	Δ Y/Y
Avianca Holdings (consolidated basis)
PAX (K)[1]	1,212	2,596	-53.3%		5,998	7,759	-22.7%
ASK (mm)[2]	2,719	4,660	-41.7%		11,325	13,936	-18.7%
RPK (mm)[3]	1,761	3,790	-53.5%		8,687	11,433	-24.0%
Occupation Factor[4]	64.8%	81.3%	-16.5	pp	76.7%	82.0%	-5.3	pp

Domestic Market
PAX (K)[1]	734	1,460	-49.7%		3,531	4,352	-18.9%
ASK (mm)[2]	490	819	-40.1%		1,987	2,414	-17.7%
RPK (mm)[3]	318	653	-51.2%		1,538	1,966	-21.7%
Occupation Factor[4]	64.9%	79.7%	-14.7	pp	77.4%	81.4%	-4	pp

International Market
PAX (K)[1]	478	1,136	-57.9%		2,467	3,407	-27.6%
ASK (mm)[2]	2,229	3,841	-42.0%		9,338	11,522	-19.0%
RPK (mm)[3]	1,443	3,137	-54.0%		7,149	9,467	-24.5%
Occupation Factor[4]	64.7%	81.7%	-16.9	pp	76.6%	82.2%	-5.6	pp

Δ Y/Y: In terms of the same period during the immediately preceding year.

The following table shows financial figures based on management information for the first quarter of 2020:

Management Financial Figures (in thousands of USD)	Q1 2020
Total revenue	943,920
Cash and cash equivalents	423,917
Short term investments	49,690
Total debt	5,356,881

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, the Company announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com